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December 21, 2020

Via Email and EDGAR

burrj@sec.gov

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn.: John Burr

Re:  Venus Acquisition Form S-1

Ladies and Gentlemen:

We are new counsel to Venus Acquisition Corporation (“Venus”) which has filed a Form S-1 in January, 2020 with the Commission. On Friday, December 18,2020, a new filing was made by Venus. The filing was made publicly and includes an underwriter and updated financial information to September 30, 2020.

By letter dated February 6, 2020, the Commission Staff issued a comment letter on the S-1 filing. We respond to the comment as stated below and in the new filing.

General

1. We note the disclosure on pages 4, 14 and 75 that Nasdaq rules require that the initial business combination have an aggregate fair market value of at least 80% of the value of the assets held in the trust account. We also note the risk factor on page 29 that Nasdaq may delist your securities from trading on its exchange. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add appropriate risk factor disclosure.

Response

We have modified the language in the risk factor noted to clarify that the potential delisting is for possible future non-compliance matters with NASDA rules, not tied to completion of the business combination. If the business combination is completed, it would at that moment been completed in compliance with NASDAQ rules. The revised risk factor appears at pages 29-30.

Please contact the undersigned with any questions or additional comments.

Sincerely,

/s/ Brian C. Daughney

cc: Bill Huo, Esq.